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BRIAN MCGRADY brian.mcgrady@dechert.com +1 212 698 3589 Direct +1 212 698 0453 Fax

July 24, 2018

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Nos. 033-17619 and 811-05349

Dear Mr. Williamson:

This letter responds to the comments you provided to me and Vince Nguyen of Dechert LLP in a telephonic discussion on June 21, 2018 with respect to your review of Post-Effective Amendment No. 698 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on May 25, 2018. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), for the purpose of updating disclosure related to the repositioning of the Goldman Sachs Total Emerging Markets Income Fund (f/k/a Goldman Sachs Dynamic Emerging Markets Debt Fund) (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: In connection with the Fund’s repositioning, please confirm that the Fund provided notice of the repositioning to investors consistent with Rule 35d-1 under the 1940 Act, and that the “Summary–Principal Strategy” and “Investment Management Approach–Principal Investment Strategies” sections appropriately reflect the Fund’s new principal investment strategy and risks resulting from the repositioning.

Response: The Registrant confirms that the Fund provided notice of the repositioning through a supplement to the Fund’s Prospectus, Summary Prospectus and Statement of Additional Information that was delivered to the Fund’s investors. The supplement was initially filed with the SEC pursuant to Rule 497 under the Securities Act on October 27,

Mr. Williamson July 24, 2018 Page 2

2017 (Accession No. 0001193125-17-323243). The supplement was subsequently amended and restated to include additional changes unrelated to the Fund’s repositioning and filed with the SEC pursuant to Rule 497 under the Securities Act on December 1, 2017 (Accession No. 0001193125-17-358633).1 The Registrant further confirms that the Fund’s new principal investment strategy and risks resulting from the repositioning are appropriately reflected in the “Summary–Principal Strategy” and “Investment Management Approach–Principal Investment Strategies” sections.

2	Comment: Please confirm that, with respect to the fee waiver and expense limitation arrangements described in a footnote to the Fund’s “Annual Fund Operating Expenses” table, the Investment Adviser will not be entitled to recoup any amounts waived, or expenses reimbursed, pursuant to the arrangements.

Response: The Registrant hereby confirms that, with respect to the fee waiver and expense limitation arrangements described in a footnote to its “Annual Fund Operating Expenses” table, the Investment Adviser is not entitled to recoupment of any waived fees, or reimbursed expenses, from prior fiscal years.

3.	Comment: The Staff notes that the Fund’s portfolio turnover rate for the fiscal year ended March 31, 2018 was 199%, which appears high given the nature of the Fund’s investment strategy. Accordingly, please explain the reasons for the Fund’s high portfolio turnover rate, and consider disclosing “Portfolio Turnover Rate Risk” as a principal risk of the Fund.

Response: The Fund’s portfolio turnover rate for the fiscal year ended March 31, 2018 was impacted by the rebalancing of the Fund’s portfolio securities in connection with the repositioning. The Investment Adviser currently expects that the Fund’s portfolio turnover rate will decrease going forward, but will continue to monitor the portfolio turnover rate to determine whether it would be appropriate to disclose “Portfolio Turnover Rate Risk” as a principal risk.

4.	Comment: Under the “Summary–Principal Strategy” and “Investment Management Approach–Principal Investment Strategies” sections, please explain supplementally the material changes in investments and strategies contemplated by the repositioning. Please also explain where and how the Fund informed investors about new investment types and strategies and their related risks resulting from the repositioning.

[1]	The supplement was amended and restated to notify the Fund’s investors of a proposal to change the Fund’s classification from “non-diversified” to “diversified” within the meaning of the 1940 Act.

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Response: As described in more detail in the supplement delivered to the Fund’s investors, prior to the repositioning, the Fund invested 80% of its Net Assets in sovereign and corporate debt securities of issuers in emerging market countries and other instruments, including credit linked notes and other investments, with similar economic exposures. After the repositioning, the Fund invests 80% of its Net Assets in sovereign and corporate debt securities, equity investments and currencies of issuers in emerging market countries and other instruments, including credit linked notes, exchange-traded funds, futures and other investments, with similar economic exposures. The Fund seeks to achieve its investment objectives through a baseline allocation of approximately 60% of its Net Assets to fixed income investments and of approximately 40% of its Net Assets to equity investments.

As discussed in our first response above, the Fund notified investors of the repositioning, including any new investment types and strategies and their related risks, through a supplement to the Fund’s Prospectus, Summary Prospectus and Statement of Additional Information that was delivered to the Fund’s investors. The supplement was initially filed with the SEC pursuant to Rule 497 under the Securities Act on October 27, 2017 (Accession No. 0001193125-17-323243). The supplement was subsequently amended and restated to include additional changes unrelated to the Fund’s repositioning and filed with the SEC pursuant to Rule 497 under the Securities Act on December 1, 2017 (Accession No. 0001193125-17-358633).2

5.	Comment: In the “Summary–Principal Strategy” section, please consider removing the last sentence regarding the Fund’s benchmark indices. The Staff notes that the Fund’s strategy does not make any reference to tracking a benchmark index.

Response: The Registrant respectfully notes that most funds in the Goldman Sachs mutual fund complex disclose their benchmark index in the “Summary–Principal Strategy” section of the relevant prospectus. The Investment Adviser believes that this information is helpful for prospective investors to better understand the Fund’s investment program. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

[2]	The supplement was amended and restated to notify the Fund’s investors of a proposal to change the Fund’s classification from “non-diversified” to “diversified” within the meaning of the 1940 Act.

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6.	Comment: Item 4(b)(2)(iii) of Form N-1A requires a fund to compare its performance against an “appropriate broad-based securities market index,” as defined in Instruction 5 to Item 27(b)(7). The Fund’s performance is compared against a composite of the Morgan Stanley Capital International (MSCI) Emerging Markets Index (40%), the J.P. Morgan Government Bond Index—Emerging Markets (GBI-EMSM) Global Diversified Index (20%), the J.P. Morgan Emerging Markets Bond Index (EMBISM) Global Diversified Index (20%), and the J.P. Morgan Corporate Emerging Markets Bond Index (CEMBISM) Broad Diversified Index (20%). The Staff has taken the position that a blended composite benchmark may not be a fund’s primary benchmark because it does not meet the definition of an “appropriate broad-based securities market index” under Instruction 5 to Item 27(b)(7). Please revise the performance presentation to include an appropriate broad-based securities market index as the Fund’s primary benchmark.

Response: The Fund’s performance is compared against the returns of each of: (1) the Morgan Stanley Capital International (MSCI) Emerging Markets Index; (2) the J.P. Morgan Government Bond Index—Emerging Markets (GBI-EMSM) Global Diversified Index; (3) the J.P. Morgan Emerging Markets Bond Index (EMBISM) Global Diversified Index; and (4) the J.P. Morgan Corporate Emerging Markets Bond Index (CEMBISM) Broad Diversified Index. The Registrant confirms that each of these indices qualifies as an “appropriate broad-based securities market index,” as defined in Instruction 5 to Item 27(b)(7). Accordingly, the Registrant confirms that it satisfies the disclosure requirements under Form N-1A.

In addition to comparing its performance against the four broad-based securities markets indices discussed above, the Fund also compares its performance against the returns of a composite index, which is a blend of these four indices (composite percentage allocation to each index is set forth above). Under Form N-1A, the Fund “may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7).” Instruction 6 to Item 27(b)(7) “encourages” funds to compare their performance not only to the required broad-based securities market index, but also to other more narrowly based indices that reflect the market sectors in which the fund invests. Form N-1A also permits funds to compare their performance to additional broad-based securities market indices or to non-securities indices. Accordingly, the Registrant believes that it is permitted under Form N-1A to compare its performance to a blended composite index, provided that it also compares its performance to an “appropriate broad-based securities market index.”

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7.	Comment: Please consider revising the “Summary–Principal Strategy” section to describe how the Investment Adviser determines which countries are considered “emerging market” countries for purposes of the Fund’s names rule policy. The Staff further notes that under the “Investment Management Approach—Principal Investment Strategies” section, the Investment Adviser has broad discretion to determine whether an issuer is economically tied to an “emerging market” country. Please consider revising the “Investment Management Approach—Principal Investment Strategies” section to eliminate the ability of the Investment Adviser to use its discretion to determine whether an issuer is economically tied to an “emerging market” country.

Response: Under the “Summary–Principal Strategy” section, the Fund currently discloses that:

For purposes of the Fund’s policy to invest at least 80% of its Net Assets in securities and instruments of “emerging market country” issuers, such countries include but are not limited to those considered to be developing by the World Bank. Generally, the Investment Adviser has broad discretion to identify other countries that it considers to qualify as emerging market countries. The majority of these countries are likely to be located in Africa, Asia, the Middle East, Eastern and Central Europe and Central and South America.

However, because of recent changes to the World Bank classification system, the Investment Adviser generally expects to consider a country to be an “emerging market” country if the country is identified as an “emerging market” country in any of the four broad-based securities markets indices discussed in our sixth response above. The Registrant will update the Fund’s disclosure accordingly.

The Registrant respectfully declines to make any changes to the Fund’s disclosure regarding the determination as to whether an issuer is economically tied to an “emerging market” country. The Registrant notes that the Fund, as well as a number of other funds in the Goldman Sachs mutual fund complex, recently incorporated this disclosure in response to, and after discussions with, the SEC Staff. The Registrant believes that this disclosure continues to be reasonable and appropriate. Moreover, the Registrant recognizes that any discretion to determine that an issuer is economically tied to an “emerging market” country is not unfettered and is mindful of Section 35(d) of the 1940 Act, which makes it “unlawful for any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially deceptive or misleading.”

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8.	Comment: In the “Investment Management Approach–Principal Investment Strategies” section, please consider removing the paragraph regarding the Fund’s benchmark indices. The Staff notes that the Fund’s strategy does not make any reference to tracking a benchmark index.

Response: The Registrant respectfully notes that most funds in the Goldman Sachs mutual fund complex disclose their benchmark index (as well as a description of the benchmark index) in the “Investment Management Approach–Principal Investment Strategies” section of the relevant prospectus. The Investment Adviser believes that this information is helpful for prospective investors to better understand the Fund’s investment program. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

9.	Comment: In the “Investment Management Approach–Principal Investment Strategies–GSAM’s Global Emerging Markets Equity Investment Philosophy” section, please consider including additional disclosure regarding the Investment Adviser’s philosophy for managing the equity portion of the Fund.

Response: The Registrant believes that the disclosure in the “Investment Management Approach–Principal Investment Strategies” section adequately describes the Investment Adviser’s philosophy for managing the equity portion of the Fund. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3589 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brian McGrady

Brian McGrady

cc:	Lindsey C. Edwards, Goldman Sachs & Co. LLC

Brenden P. Carroll, Dechert LLP